Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

May 8, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Jenn Do
Ms. Lisa Vanjoske
Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re:	Legend Biotech Corporation
Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1
Submitted April 20, 2020
CIK No. 0001801198

Ladies and Gentlemen:

On behalf of our client, Legend Biotech Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 1, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1 (“Amendment No. 1”). In response to the Comments set forth in the Comment Letter, the Company has revised Amendment No. 1 and is confidentially submitting via EDGAR a revised version of the Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from Amendment No. 1 confidentially submitted on April 20, 2020.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary, page 1

1.

We note your response to prior comment 3. Given that it appears these completed Phase 1 trials were designed to establish a dose level and assess overall safety, please clarify in your disclosure the extent which you can rely on observations relating to efficacy in future regulatory filings with the FDA.

May 8, 2020

Response to Comment 1

In response to the Staff’s comment, with respect to the CARTITUDE-1 Phase 1b/2 trial, the Company has revised pages 3, 113, 120 and 130 of the Amended DRS as requested. The Company respectfully advises the Staff that the Phase 1b portion of the trial is an integral part of the trial and is evaluating the same patient population as the Phase 2 portion of the trial. Accordingly, the Company intends to use efficacy data from the Phase 1b portion of the trial to support the efficacy of JNJ-4528 in future regulatory filings.

With respect to the LEGEND-2 Phase 1 trial, the Company has revised page 128 of the Amended DRS to clarify that the Company does not intend to use the data from LEGEND-2 as direct evidence of efficacy or safety in its potential future regulatory approval submissions with the FDA or NMPA, but that it may use the data as indirect supportive evidence in future regulatory submissions.

Risk Factors

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval…,page 25

2.

We note your response to prior comments 2 and 6 and your revised summary disclosure relating to adverse events. Please revise the summary to clearly disclose that one patient died of a CAR-T related toxicity as a result of CRS.

Response to Comment 2

In response to the Staff’s comment, the Company has revised pages 1 and 119 of the Amended DRS as requested.

Our Programs, page 142

3.	We note your response to prior comment 11. For your completed clinical trials, please revise the summary and business sections to describe the primary and secondary endpoints.

Response to Comment 3

In response to the Staff’s comment, the Company has revised pages 1, 123 and 129 of the Amended DRS as requested.

May 8, 2020

Competition, page 142

4.

We note your response to prior comment 11. Please further revise your discussion of competitive conditions by describing the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 53 to 62 you highlight risks stemming from existing third party patents and patent applications, including that you are aware of certain patents owned or controlled by potential competitors by third parties with claims that could be construed to cover certain of your product candidates, including LCAR-B38M/JNJ-4528. In your discussion of the competitive landscape, identify specific patents and patent applications, if material, as well as their holders/applicants or advise.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 56 and 142 of Amendment No. 1 to clarify the intended disclosure that there exists great breadth of patents across the competitive landscape of the CAR-T cell therapy field, rather than potentially confuse investors as to a potential conclusion that competitors’ patents may read against the Company’s current product candidates. Indeed, if it were to become subject to an infringement claim, the Company believes that it would have valid defenses or that such competing patents or patent applications are invalid, or both. Further, the Company confirms to the Staff that it has not received any communications from holders of any patents or patent applications asserting any rights against the Company with respect to its product candidates, and the Company is not subject to any related lawsuits or proceedings with respect to its product candidates or related intellectual property. Accordingly, the Company believes that the proper disclosure for investors is for them to understand the broad and crowded patent landscape in the biotechnology industry, and in the CAR-T space in particular, upon which the Company knows it will need to compete as it develops and commercializes its product candidates.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-3

5.

Please revise the loss per share of $1.39 cents and $66.49 cents to avoid confusion with $1.39 and $66.49 and to be consistent with the presentation on pages 11 and 99 ($0.01 and $0.66) and since fractions of cents do not exist.

Response to Comment 5

In response to the Staff’s comment, the Company has revised page F-3 of the Amended DRS as requested.

Revenue, Other Income and Gains, page F-29

6.	We reiterate part of comment 16 as your response does not explain how you determined the amounts recognized:

•

you state in your response “The Company respectfully advises the Staff that the amount recognized for the license at inception was $30 million.” Please tell us how the amount recognized in 2017 of $22,209,000 presented in Note 5 to the financial statements in the Form DRS submitted March 9, 2020 was determined;

May 8, 2020

•

explains how you determined the $7,570,000 of revenue for the license in 2018 shown in Note 5 to the financial statements; based on your response we would expect the amount of revenue related to the license in 2018 would be $0 since there was no change in the transaction amount allocated to the license of $30 million;

•	explains how you determined the $40,534,000 of revenue for joint steering committee in 2018 shown in Note 5; and

•

quantifies standalone selling prices and how selling prices were determined, and explains why the largest portion of the transaction price is allocated to the joint steering committee and not the license.

Response to Comment 6

•

you state in your response “The Company respectfully advises the Staff that the amount recognized for the license at inception was $30 million.” Please tell us how the amount recognized in 2017 of $22,209,000 presented in Note 5 to the financial statements in the Form DRS submitted March 9, 2020 was determined;

•

explains how you determined the $7,570,000 of revenue for the license in 2018 shown in Note 5 to the financial statements; based on your response we would expect the amount of revenue related to the license in 2018 would be $0 since there was no change in the transaction amount allocated to the license of $30 million;

The Company respectfully advises the Staff that Legend USA and Legend Ireland are two subsidiaries which are the contracting parties to the Janssen collaboration agreement and are responsible for leading collaboration activities with Janssen in U.S. and non-U.S. territories, respectively, including clinical development and commercialization. The amount recognized for the license at inception was $30 million, which consisted of revenue recognized for two distinct right-to-use licenses for the U.S. territory and non-U.S. territories, respectively. The two licenses are considered to be distinct within the context of the contract. The U.S. right-to-use license amount of $22.2 million was recognized in 2017 by Legend USA and the non-U.S. territories license amount of $7.6 million was recognized in 2018 by Legend Ireland. Revenue from U.S. and non-U.S. licenses was recognized when the control of the respective right-to-use the license was transferred by Legend USA and Legend Ireland, in 2017 and 2018, respectively, to Janssen, which represented the point of time when Janssen was able to use and benefit from the respective right-to-use licenses.

•	explains how you determined the $40,534,000 of revenue for joint steering committee in 2018 shown in Note 5; and

May 8, 2020

The Company respectfully advises the Staff that the transaction price allocated to service for joint steering committee (“JSC”) is recognized as revenue on a straight-line basis over the service period, which was estimated to be nine years and started from the point when JSC activities were initiated. At inception, the amount allocated to JSC service was approximately $370 million. The $40.5 million represented revenue for JSC service in 2018 calculated on a straight-line basis.

•

quantifies standalone selling prices and how selling prices were determined, and explains why the largest portion of the transaction price is allocated to the joint steering committee and not the license.

The Company respectfully advises the Staff that the standalone selling prices of license and service were $26 million and $324 million per valuation reports, respectively. The Company estimated the standalone selling prices by using income approach for the licenses and expected cost plus margin approach for the JSC services with the assistance of an independent third-party valuer. The Company considered all information that was reasonably available, including but not limited to, third-party or industry pricing, costs incurred to provide the goods or service, and related profit margins. The Company performs services for JSC that are required prior to the potential commercialization of JNJ-4528. Significant amount of resources and efforts are invested in conducting clinical trials, obtaining regulatory approvals, and manufacturing to achieve commercialization.

When the collaboration and license agreement was signed with Janssen in December 2017, the Company’s product candidate LCAR-B38M/JNJ-4528 was being tested in an early stage, investigator initiated, first-in-human study. It was envisioned that the full clinical development would take 9 years and cost a significantly amount of capital to monetize the license. Even though the intellectual property owned by the Company is a highly valuable asset, it was determined that the largest portion of transaction price should be allocated to the JSC services as the Company is responsible for a significant portion of the development work prior to commercialization.

Furthermore, clinical development in general carries significant risk and the intellectual property associated with LCAR-B38M/JNJ-4528 would not be valuable if the clinical development fails to achieve a broad label including treatment of earlier lines of multiple myeloma.

Based on the aforementioned considerations, the largest portion of the transaction price was allocated to the service for the JSC.

Note 20 Contract Liabilities, page F-43

7.

Tell us the components of the $204,410,000 balance of contract liabilities at January 1, 2018 and when each component was received. We understand that the first payment of $350 million was received during 2018.

May 8, 2020

Response to Comment 7

The Company respectfully advises the Staff that the $204.4 million balance of contract liabilities at January 1, 2018 represented the amount of $227.5 million to be paid by Janssen to Legend USA less the license revenue and JSC service revenue of $23.1 million recognized in 2017. The $227.5 million was received in January 2018. The remaining $122.5 million of the $350 million upfront payment became due in 2018 when Legend Ireland, owner of the non-U.S. license, began its collaboration with Janssen in 2018. The $122.5 million was received in March 2018.

Note 32. Statement of Financial Position of the Company, page F-59

8.

You state on page F-60 “Information about the statement of financial position of the Company at the end of the reporting period was prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company accounts for its investments in subsidiaries, using the cost method.” Please tell us your basis for using the cost method and revise as necessary.

Response to Comment 8

The Company respectfully advises the Staff that IAS27.10 allows an entity to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28 when it prepares its separate financial statements.

The Company elected to account for its investments in subsidiaries, joint ventures and associates at cost.

*    *    *    *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Robert W. Phillips at (415) 693-2020 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Yuan Xu, Ph.D., Legend Biotech Corporation
Ying Huang, Ph.D., Legend Biotech Corporation
Robert W. Phillips, Cooley LLP
Richard C. Segal, Cooley LLP
Mark Ballantyne, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP